02041879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

RECEIVED

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE, 20 02

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 20 JUNE 2002 By Luke Thomas
(Signature) *

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

AVS:

SPIRENT

Inspired Innovation

20 June 2002

Dear Sirs

Spirent plc - NOTIFICATION OF DEEMED INTERESTS BY DIRECTORS

Spirent QUEST Limited, the trustee and registered shareholder for the Spirent Employee Benefit Trust, has today disposed of the following Ordinary shares in Spirent to satisfy the exercise of options under the Company's SAYE Share Option Scheme:

No of Shares		Option Price
3,785	@	1.0856
1,689	@	1.0647
26,294	@	0.8321
10,522	@	1.0357
1,478	@	0.9300
43,768		

Following this disposal the total number of shares held by the Trust is 3,553,093 shares (representing 0.38% of the issued share capital).

Nicholas Brookes and Eric Hutchinson, both Directors, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in securities by the said Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

If you have any queries, please do not hesitate to contact the writer (Tel 01293 767657).

Yours faithfully,

Luke Thomas

Luke Thomas
Deputy Company Secretary

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom
Tel +44 (0)1293 767676 Fax +44 (0)1293 767677 www.spirent.com